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SEC FILE NUMBER
000-31523

CUSIP NUMBER
45071R109

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form 10-D	☐ Form N-SAR

☐ Form N-CSR

For Period Ended: September 30, 2006

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
☐	For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
PART II — RULES 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART I — REGISTRANT INFORMATION
Ixia

Full Name of Registrant

Former Name if Applicable
26601 W. Agoura Road

Address of Principal Executive Office (Street and Number)
Calabasas, California 91302

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
          As reported in the Current Report on Form 8-K (the “Form 8-K”) filed by Ixia (the “Company”) with the Securities and Exchange Commission (the “Commission”) on November 13, 2006, the Company has determined that it will restate its previously issued financial statements for (i) the year ended December 31, 2003, (ii) the year ended December 31, 2004 and each of the quarters and year-to-date periods therein, (iii) the year ended December 31, 2005 and each of the quarters and year-to-date periods therein, and (iv) the quarter ended March 31, 2006 and the quarter ended June 30, 2006 and the year-to-date period therein, as well as the Company’s selected financial data for the years 2001 through 2005 as set forth in Items 6 and 15 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”). The restatement is required because the Company has determined that, as prescribed by SOP 97-2 “Software Revenue Recognition,” the Company is required to re-allocate certain previously reported product revenues, which revenues have generally been recognized at the time of product shipment, to implied post contract customer support and maintenance (“PCS”) revenues, which revenues are required to be recognized over the multi-year period (typically commencing 12 months after the date of initial shipment of the product) during which the implied PCS obligations are in effect. The restatement is the result of a previously unidentified material weakness in the Company’s internal control over financial reporting.
          As reported in the Form 8-K, the Company is continuing to review and analyze the impact on the Company’s previously reported financial statements of the accounting for implied PCS obligations relating to software upgrades and support provided to the Company’s customers following the expiration of the contractual PCS period. In addition, in connection with the Company’s continuing review of its software upgrade and support practices and related implied PCS obligations, it is possible that the Company will identify additional issues which may require further adjustments to the Company’s financial statements for one or more prior fiscal years or periods. As a result of the Company’s ongoing review and analysis and the continuing work required to complete the restatement of the Company’s financial statements, the Company has not yet completed and cannot file with the Commission its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (the “Third Quarter 2006 Form 10-Q”) by the prescribed due date of November 9, 2006. The Company also will not be in a position to file the Third Quarter 2006 Form 10-Q by November 14, 2006 (i.e., the fifth calendar day following its original due date). Although the Company is not yet able to estimate when it will be able to file either the Third Quarter 2006 Form 10-Q or the Company’s restated financial statements, the Company is working expeditiously to file the Third Quarter 2006 Form 10-Q and to conclude the restatement as soon as possible.
          Please refer to the disclosure in the Form 8-K for additional information regarding the Company’s ongoing accounting review and the restatement of the Company’s financial statements and regarding certain implications of the restatement with respect to the Company’s internal control over financial reporting. Please also refer to the Form 8-K for a discussion of the impact of the late filing of the Third Quarter 2006 Form 10-Q on the Company’s listing with The Nasdaq Stock Market.
(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Thomas B. Miller	818	444-2325

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐

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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
          As discussed above and in the Form 8-K, the Company is currently completing its review and analysis of certain accounting matters and its determination of the impact on its previously issued financial statements of the accounting for implied PCS revenues relating to software upgrades and support provided by the Company to its customers following the end of the contractual PCS period. Because the Company is still in the process of determining such impact, including for the quarter ended September 30, 2005, and because such determinations will also affect the Company’s results of operations for the quarter ended September 30, 2006, the Company is not at this time in a position to provide an estimate of any anticipated significant changes in results of operations from the quarter ended September 30, 2005 to the quarter ended September 30, 2006 that will be reflected in the earnings statements to be included in the Third Quarter 2006 Form 10-Q.
FORWARD-LOOKING STATEMENTS
Certain statements made in this Form 12b-25 Notification of Late Filing are forward-looking statements, including, without limitation, statements regarding possible future revenues, growth and profitability and future business and market share. In some cases, such forward-looking statements can be identified by terms such as “may,” “will,” “expect,” “plan,” “believe,” “estimate,” “predict” or the like. Such statements reflect the Company’s current intent, belief and expectations and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those expressed or implied in the forward-looking statements. Factors that may cause future results to differ materially from the Company’s current expectations include, in addition to those identified in the Company’s 2005 Form 10-K and in its other filings with the Commission, the final amounts of the adjustments described above and any adjustments in the Company’s historical financial statements in addition to those described above and in the Form 8-K; the ramifications of the Company’s inability to file the Third Quarter 2006 Form 10-Q with the Commission on a timely basis; and any failure by the Company to comply with the listing requirements of The Nasdaq Stock Market. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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Ixia

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 13, 2006	By	/s/ Errol Ginsberg
Errol Ginsberg,
President and Chief Executive Officer

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